Exhibit 99.14

Total announces its interim dividend for the third quarter 2013

Paris, October 31, 2013 – The Board of Directors of Total approved a third quarter 2013 interim dividend of 0.59 euros per share, unchanged versus the previous quarter, and payable in euros according to the following timetable:

Ex-dividend date	March 24, 2014
Record date	March 26, 2014
Payment date	March 27, 2014

American Depositary Receipts (“ADRs”) will receive the third quarter 2013 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date	March 19, 2014
Record date	March 21, 2014
Payment date	April 11, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com